January 15, 2014

CONFIDENTIAL TREATMENT REQUESTED BY ALDEXA THERAPEUTICS, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Christina De Rosa

Re:	Aldexa Therapeutics, Inc. Registration Statement on Form S-1

Dear Mr. Riedler and Ms. De Rosa:

This letter is submitted on behalf of Aldexa Therapeutics, Inc. (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-193204) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 6, 2014 (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT
Page 2	REQUESTED BY ALDEXA THERAPEUTICS, INC.

The managing underwriter for the offering have advised the Company that they expect to recommend a price range to be somewhere between $*** and $*** per share for this offering on a post-split basis. For your reference, on a pre-split basis, the price range is expected to be somewhere between approximately $*** and $***. The Company expects to include the final price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (781) 795-3507.

Very truly yours,

/s/ Keith J. Scherer

Keith J. Scherer